UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at September 24, 2007

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

  Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: September 24, 2007

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 -6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
www.tasekomines.com

TASEKO ANNOUNCES POSITIVE FEASIBILITY STUDY FOR PROSPERITY PROJECT

September 24, 2007 - Taseko Mines Limited ("Taseko" or the "Company") (TSX: TKO; AMEX:TGB) announces the results of the recently completed feasibility study on the Company's 100% owned Prosperity Gold Copper Project located in central British Columbia, approximately 125 km (70 miles) southwest of Williams Lake.

The feasibility study confirms the Prosperity project is technically and economically feasible with an Internal Rate of Return (IRR) of 12% using foreign exchange assumption of US$0.80/C$1.00 and long term metals prices of US$1.50/lb for copper and US$575/oz for gold.

The detailed feasibility study, which cost C$2 million and took more than a year to complete, was a combined effort by Hatch Engineering, Knight Piesold Engineering, and Taseko's engineering team.

Russell E. Hallbauer, President and CEO of Taseko said, "The results confirm Prosperity can be a long life operating mine in the province and deliver significant economic activity and benefit to central British Columbia for over 20 years. However, bringing this C$800 million project to fruition will require the continued confidence of shareholders, the on-going efforts of the Company and local communities, and the leadership of federal, provincial, First Nation, and local governments, and their agencies."

If approved and built, the Prosperity project is expected to generate in excess of 5 billion dollars in economic benefit over its anticipated 20+ years of operation. "The economic and social benefits for the province are significant, and especially advantageous for the Cariboo-Chilcotin region, an area of the province struggling to come to grips with the current and future fallout from the pine beetle infestation," added Hallbauer. "Taking Prosperity from a project on paper through to an operating mine will require a thoughtful examination of all impacts -- community, social, environmental -- and everyone affected by the project will need to work towards building a successful mining operation that will provide the outcomes most important to society."

The feasibility study was performed on the 480 million tonne proven and probable mineral reserves announced on January 11, 2007 and published on SEDAR February 25, 2007 under the title "Technical Report - Pre-Feasibility Study of the Prosperity Gold-Copper Project". The feasibility study consisted of refinement of design, construction, and operations plans resulting in a higher level of confidence in the capital and operating cost inputs as compared to the previously released pre-feasibility study. As there was no material difference to the mine plan or reserves as a result of this feasibility study there will not be a new filing of the Technical Report on the project.

The feasibility study contemplates a 70,000 tonne per day mine and concentrator facility with an average annual 108 million pounds of copper production and 247 thousand ounces of gold production over a twenty year mine life, and with approximately 500 full-time employees during operations. The feasibility level design and construction parameters have resulted in an estimated total pre-production capital cost of C$800 million. This includes all incoming infrastructure such as power supply as well as the initial site preparation, site construction costs, and owner's indirect costs. Minesite and offsite operating costs and sustaining capital are based on detailed planning and estimating of performance and input costs based on operating experience and expert advice.

An economic analysis of the project, based on the conclusions from the feasibility study, is presented as follows:
  Net Present Value (NPV) at 7.5% discount rate starting from the decision point for project go-ahead.
  A projected exchange rate of US$0.80/C$1.00.
  Operating cost of C$6.26 per tonne milled over the life of the mine.
  A sensitivity of the project to metals price assumptions is presented in the following table:
	$US1.40/lb Cu $US550/oz Au	$US1.50/lb Cu $US575/oz Au	$US1.75/lb Cu $US500/oz Au	$US2.00/lb Cu $US650/oz Au
Pre-tax NPV ($C millions)	87	260	594	991
Internal Rate of Return (%)	9	12	17	22

The Company believes there are additional opportunities for improved economic performance through further optimization of the concentrator flowsheet and a reduction in indirect costs and work will continue on these aspects of the project. The decision to build the project is dependent on the successful outcome of environmental assessment, permitting, and financing, all of which are ongoing or under development.

The feasibility study was completed by international consultants Hatch Engineering and Knight Piesold Engineering under the supervision of Scott Jones, P. Eng., General Manager of Project Development, Taseko Mines Limited, a qualified person under National Instrument 43-101.

Russell Hallbauer
President and CEO

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Contact: Brian Battison, Vice President, Corporate Affairs (media/general)
Brian Bergot, Investor Relations Advisor (investor specific)

No regulatory authority has approved or disapproved the information contained in this news release.

Cautionary and Forward Looking Statement Information
All information contained in this press release relating to the contents of the Feasibility Study, including but not limited to statements of the Prosperity project's potential and information such as capital and operating costs, production summary, and financial analysis, are "forward looking statements" within the definition of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.

The Feasibility Study was prepared to quantify the Prosperity project's capital and operating cost parameters and to determine the project's likelihood of feasibility and optimal production rate. The capital and operating cost estimates, which were used have been developed based on detailed capital cost to production level relationships.

The following are the principal risk factors and uncertainties which, in management's opinion, are likely to most directly affect the ultimate feasibility of the Prosperity project. The mineralized material at the Prosperity project is currently classified as a measured and indicated resources, and a portion of it qualifies under Canadian mining disclosure standards as a proven and probable reserve, but readers are cautioned that no part of the Prosperity project's mineralization is yet considered to be a reserve under US mining standards as all necessary mining permits would be required in order to classify the project's mineralized material as an economically exploitable reserve. Although final feasibility work has been done to confirm the mine design, mining methods and processing methods assumed in the Feasibility Study, construction and operation of the mine and processing facilities depend on securing environmental and other permits on a timely basis. Additional permits, when required, have yet to be applied for and there can be no assurance that required permits can be secured or secured on a timely basis. Although costs, including design, procurement, construction and on-going operating costs and metal recoveries have been established at a level of detail required for a feasibility study, these could be materially different from those contained in the Feasibility Study. There can be no assurance that these infrastructure facilities can be developed on a timely and cost-effective basis. Energy risks include the potential for significant increases in the cost of fuel and electricity. The Feasibility Study assumes specified, long-term prices levels for gold and copper. The prices of these metals have historically been volatile, and the Company has no control of or influence on the prices, which are determined in international markets. There can be no assurance that the price of gold and copper will continue at current levels or that these prices will not decline below the prices assumed in the Feasibility Study. Prices for gold and copper have been below the price ranges assumed in Feasibility Study at times during the past ten years, and for extended periods of time. The project will require major financing, probably a combination of debt and equity financing. Although interest rates are at historically low levels, there can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those ordinary to very large construction projects, including the general uncertainties inherent in engineering and construction cost, the need to comply with generally increasing environmental obligations, and accommodation of local and community concerns.